509-747-0415
Exhibit 16.1

Tel: 509-747-8095 Fax: 509-747-0415 www.bdo.com	221 North Wall Street Suite 400 Spokane, WA 99201

August 4, 2022

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on July 29, 2022, to be filed by Rare Element Resources LTD.   We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.